October 20, 2016

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE: Mutual Fund & Variable Insurance Trust , File Nos. 033-11905 and 811-05010

Ladies and Gentlemen:

On October 14, 2016, Mutual Fund & Variable Insurance Trust (the “Registrant”) filed Post-Effective Amendment No. 129 to its Registration Statement (the “Amendment") on Form N-1A, pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”). The Amendment was filed pursuant to Rule 485(a).

Pursuant to Rule 461 under the 1933 Act, the Registrant and Northern Lights Distributors, LLC, the Fund’s distributor, hereby request that the Commission accelerate the effective date of the Amendment to the earliest practicable date.

If you have any questions concerning this request please contact Andrew Davalla at (614) 469-3353.

Northern Lights Distributors, LLC	Mutual Fund & Variable Insurance Trust
By: /s/ Brian Nielsen	By: /s/ Jennifer Bailey
Name: Brian Nielsen	Name: Jennifer Bailey
Title: CEO _	Title: Secretary